SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Delano Technology Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   245701 10 7
                                 (CUSIP Number)

                                Mr. Vikas Kapoor
                              91 Central Park West
                            New York, New York 10023
                            Telephone: (646) 756-2614
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    November 13, 2001 (See footnote** below)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP N0.: 245701 10 7

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Vikas Kapoor
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                              (b) [  ]
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3)       SEC Use Only
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4)       SOURCE OF FUNDS                                               OO
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                 USA
--------------------------------------------------------------------------------
NUMBER OF      7)       SOLE VOTING POWER               4,230,000**
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8)       SHARED VOTING POWER                     0
OWNED BY       -----------------------------------------------------------------
EACH           9)       SOLE DISPOSITIVE POWER          4,230,000**
REPORTING      -----------------------------------------------------------------
PERSON WITH    10)      SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    4,230,000**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                             IN
--------------------------------------------------------------------------------

** As of October 5, 2001 (the "Effective Date"), Delano Technology Corporation (the "Issuer") entered into an employment agreement with Vikas Kapoor (the "Reporting Person") providing for his retention as its President and Chief Executive Officer. In connection therewith, pursuant to a Restricted Share Agreement, the Issuer agreed to grant and has granted to the Reporting Person an aggregate of 4,230,000 shares (the "Restricted Shares") of its Common Stock, no par value ("Common Stock"). 705,000 of the Restricted Shares vested immediately. An additional 117,500 Restricted Shares vest on the first day of each of the 30 months following the Effective Date, commencing November 1, 2001and ending May 1, 2004. Accordingly, 822,500 Restricted Shares have vested prior to the date of this Schedule 13D, and the number of Restricted Shares reported hereby includes a total of 3,407,500 shares which had not vested under the Restricted Share Agreement as of the date of this Schedule 13D. All Restricted Shares automatically vest upon: a Business Combination; the Reporting Person's death or disability; or the termination of the Reporting Person's employment without Cause by the Issuer or for Good Reason (as such terms are defined in the Restricted Share Agreement) by the Reporting Person. The Restricted Shares are registered in the name of the Reporting Person but certificates and stock powers therefor will be retained by the Issuer until such shares vest. The Reporting Person may not vote, or sell, transfer, pledge or otherwise encumber or dispose of, unvested Restricted Shares. Accordingly, the Reporting Person disclaims beneficial ownership of all Restricted Shares that have not vested. See Items 5 and 6 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D relates to the beneficial ownership of the Common Stock, no par value (the "Common Stock"), of Delano Technology Corporation, an Ontario corporation (the "Issuer"). The principal executive offices of the Issuer are located at 302 Two Centre Boulevard, Markham, Ontario, Canada L3R 0E8.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is filed on behalf of Mr. Vikas Kapoor. Mr. Kapoor is a citizen of India and a permanent resident in the United States. Mr. Kapoor is referred to as the "Reporting Person."

      The business address of the Reporting Person is 91 Central Park West, New York, New York 10023. The principal employment of the Reporting Person is as President and Chief Executive Officer of the Issuer.

      The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to an Employment Agreement dated as of October 5, 2001 (the "Employment Agreement"), the Issuer has employed the Reporting Person to serve as the Issuer's President and Chief Executive Officer. The Issuer and the Reporting Person have also entered into a Restricted Share Agreement dated as of October 5, 2001 ("Restricted Share Agreement"), pursuant to which the Issuer granted to the Reporting Person an aggregate of 4,230,000 shares of its Common Stock, no par value ("Common Stock"), subject to the restrictions set forth therein. See Item 6 hereof.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Person intends to hold all shares of Common Stock that he may be deemed to beneficially own for investment. The Reporting Person may, in the future, acquire or dispose of additional shares of Common Stock, but does not presently intend to do so. This intention may change depending upon market conditions or other circumstances.

      The Reporting Person has no present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D; although, in his capacity as a director, President and Chief Executive Officer of the Issuer, the Reporting Person may from time to time be involved in matters on behalf of the Issuer referred to in said Item 4. The Reporting Person does not consider such involvement in such capacity to be of a nature calling for disclosure pursuant to Item 4. In the future, the Reporting Person also reserves the right to adopt plans or proposals of the nature referred to above in his capacity as a holder of shares of Common Stock, subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 4,230,000 shares of Common Stock, of which the Reporting Person is the record owner, subject to the provisions and restrictions set forth in the Restricted Share Agreement. By virtue of such provisions and restrictions, the Reporting Person disclaims beneficial ownership of any of such 4,230,000 shares that have not vested from time to time under the Restricted Share Agreement. As of the date of this Schedule 13D, a total of 822,000 of such shares have vested under the Restricted Share Agreement. Consistent with the foregoing, the Reporting Person may be deemed to beneficially own 10.1% of the Issuer's Common Stock, subject to such provisions and restrictions, such percentage having been computed based on the total number of such 4,230,000 shares referred to above and the number of outstanding shares of Common Stock reported by the Issuer in its Report on Form 10-Q for the quarterly period ended on June 30, 2001, and assuming no exercise of warrants or options or conversion of any convertible security by any person. See Item 6 below.

      (b) The Reporting Person may be deemed to have sole voting and dispositive power with respect to 4,230,000 shares of Common Stock. 822,500 of such shares have vested prior to the date of this Report. By virtue of the provisions and restrictions set forth in the Restricted Share Agreement, the Reporting Person disclaims beneficial ownership of any of such 4,230,000 shares that have not vested from time to time under the Restricted Share Agreement. See Item 6 below.

      (c) The Reporting Person has effected no transactions in the Common Stock of the Issuer other than the grant to him of the shares of Common Stock pursuant to the Restricted Share Agreement referred to above.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the Restricted Share Agreement dated as of October 5, 2001, the Issuer granted to the Reporting Person an aggregate of 4,230,000 shares of Common Stock of the Issuer (the "Restricted Shares"), subject to the restrictions set forth therein. 705,000 of the Restricted Shares vested and became free of such restrictions immediately upon the grant thereof. An additional 117,500 Restricted Shares vest and become free of such restrictions on the first day of each of the 30 months following the Effective Date, commencing November 1, 2001 and ending


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

May 1, 2004. Accordingly, a total of 822,500 Restricted Shares have vested as of the date of this Schedule 13D.

      The Restricted Shares are registered in the name of the Reporting Person, but the certificates evidencing the Restricted Shares will be retained by the Issuer during the period prior to the vesting of such shares (the "Restriction Period"). The Reporting Person has delivered to the Issuer stock powers, executed in blank, with respect to such Restricted Shares. The Restricted Share Agreement provides that, until the Restriction Period with respect to any Restricted Shares lapses, the Reporting Person is not entitled to (i) vote such Restricted Shares, or (ii) sell, transfer, pledge or otherwise encumber or dispose of such Restricted Shares, and any such attempted sale, transfer, assignment or other disposition thereof prior to such time shall be null and void and of no effect.

      All Restricted Shares automatically vest upon: (i) a "Business Combination"; (ii) the Reporting Person's death or disability, as provided in the Restricted Share Agreement; or (iii) the termination of the Reporting Person's employment without "Cause" by the Issuer or for "Good Reason" by the Reporting Person (as such quoted terms are defined in the Restricted Share Agreement).

      The Restricted Share Agreement provides that: the Issuer will retain all dividends and distributions made or declared with respect to the Restricted Shares until such time, if ever, as such Restricted Shares vest and the Restriction Period with respect thereto lapses; such retained dividends or distributions will not bear interest; and, if any such dividend or distribution is taxable to the Reporting Person, the Issuer shall release to the Reporting Person a portion of such retained dividend or distribution sufficient to pay the taxes payable thereon at the time such taxes become payable.

      All descriptions and/or summaries of provisions of the Restricted Share Agreement contained in this Schedule 13D are qualified in entirety by reference to the full text of the Restricted Share Agreement, which is filed as an Exhibit to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A  Employment Agreement dated as of October 5, 2001 between Vikas Kapoor and Delano Technology Corporation.

Exhibit B  Restricted Share Agreement dated as of October 5, 2001 between Vikas
           Kapoor  and Delano Technology Corporation.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 13, 2001

                                                     /s/ Vikas Kapoor
                                                     ----------------
                                                         Vikas Kapoor



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